Exhibit 99.1

Valens Semiconductor First-in-Industry to Ship Engineering Samples of MIPI A-PHY Standard Chipsets to Leading Automotive OEMs and Tier 1s

HOD HASHARON, Israel, January 13, 2022 - Valens Semiconductor (NYSE: VLN), a premier provider of high-speed connectivity solutions for the automotive and audio-video markets, today announced that it is shipping engineering samples of the VA7000 chipset family to more than 25 automotive customers and partners, including four leading automotive OEMs and more than 10 Tier-1 prospective customers, for evaluation and integration into their platforms. The Valens VA7000 chipset family is the first on the market to implement the MIPI A-PHYSM standard for in-vehicle sensor connectivity.

Since the release of the A-PHY standard for high speed in-vehicle video connectivity by the MIPI Alliance in September 2020, it has gained significant momentum within the industry. In 2021, the IEEE standards association adopted A-PHY in full as one of its own standards, and major automotive companies have been working to integrate it into their next-generation solutions.

The unprecedented performance of the VA7000 chipsets will enable automotive OEMs to enhance their Advanced Driver-Assistance Systems (ADAS) capabilities and to take a step towards the software-defined vehicles of the future by providing:

•	High bandwidth: 8Gbps per link (deserializer aggregating 32Gbps), with a roadmap to 16Gbps per link

•	Link distance: Up to 15 meters (~50 feet), enabling unprecedented architectural flexibility

•	Industry-lowest error rate: Packet error rate of 10-19, orders of magnitude lower than the competition

•	Reduced total system cost: Ability to operate over low-cost unshielded cables and connectors

For the first time ever, the VA7000 chipsets will enable the industry to remove costly and proprietary bridge CSI-2 extension solutions widely used today, in favor of a Digital Signal Processing (DSP)-based standardized protocol, which will simplify the connectivity infrastructure in the car.

“The release of the first products implementing A-PHY is an important milestone – not just for Valens, but for the automotive industry as a whole,” said Gideon Kedem, SVP and Head of Automotive at Valens Semiconductor. “As more and more automotive players adopt the standard and spec it into their product roadmaps, the VA7000 is poised to be the keystone chipset of in-vehicle sensor connectivity for years to come.”

Valens will showcase the capabilities of the VA7000 chipset family in a webinar on February 2, 2022 (10:00 AM EST | 4:00 PM CET). The webinar will feature video demonstrations, in cooperation with industry-leading players, including connectivity of a remote 8 Mega Pixel camera as well as a surround view system over Unshielded Twisted Pair (UTP) cabling.

Register here.

About Valens Semiconductor Ltd.

Valens (NYSE: VLN) is a leading provider of semiconductor products, pushing the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the automotive and audio-video industries. Valens’ Emmy® award-winning HDBaseT technology is the leading standard in the professional AV market with tens of millions of Valens’ chipsets integrated into thousands of HDBaseT-enabled products. Valens Automotive is a key enabler of the evolution of autonomous driving, providing chipsets that are on the road in premium vehicles around the world. The underlying technology has been selected to become the basis for the new international standard for automotive connectivity. For more, visit https://www.valens.com/.

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Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

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Valens Semiconductor Ltd.

investors@valens.com

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SOURCE Valens Semiconductor